Exhibit 19.1
IQVIA Securities Trading Policy
(amended June 2023)

1.PURPOSE
This Securities Trading Policy (the “Policy”) sets forth IQVIA Holdings Inc.’s (“IQVIA” or, the “Company”) commitment to promote compliance with federal, state, and foreign securities laws that prohibit trading securities with the knowledge of material nonpublic information (insider trading), places restrictions on certain securities transactions, and describes the processes for receiving authorization to trade in IQVIA securities.

2.SCOPE
This Policy applies globally to all directors, officers, employees (including contractors and temporary staff), and agents of IQVIA.

3.DEFINITIONS

Not Applicable

4.POLICY
Unlawful insider trading occurs when a person purchases, sells, or otherwise trades, including gifts of, the securities of a company (such as IQVIA stock) while in possession or aware of material nonpublic information of that company, or provides that information to others who may trade while in possession or aware of that information. This prohibition against insider trading applies to trading, tipping, and making recommendations to trade by virtually any person, including all persons associated with that company, if the information involved is “material” and “nonpublic” (each defined below). The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with federal, state, and foreign securities laws that prohibit unlawful insider trading.
4.1.1    Persons Subject to the Policy
This Policy applies to all members of the Board, all officers of the Company and its subsidiaries, all employees of the Company and its subsidiaries, and all agents of IQVIA, including consultants, contract workers and temporary staff worldwide, as well as the Family Members and Controlled Entities (as defined herein) of the foregoing.

In addition, Appendix A contains certain additional procedures (the “Additional Procedures”) that apply to all (i) members of the Board, (ii) officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the “Exchange Act”)),(iii) employees and other persons designated by the Compliance Officer (defined below) as being subject to the Additional Procedures (collectively, “Covered Persons”), and (iv) the Family Members and Controlled Entities of the foregoing. The Compliance Officer maintains a list of all Covered Persons.
4.2     Transactions Subject to the Policy
This Policy applies to transactions or proposed transactions in (i) the Company’s securities (collectively referred to as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities and (ii) the securities of any company with which the Company does business, including a customer, supplier or business partner, if, in the course of working for the Company, a person subject to this Policy learns of material nonpublic information about that company.
4.3    Individual Responsibility
Persons subject to this Policy have ethical and legal obligations to maintain IQVIA confidential information and the confidential information of our customers, suppliers, and the other companies who we do business with, and not to engage in transactions in securities while in possession or aware of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Members and Controlled Entities, also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession or aware of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described in more detail below under the heading “Consequences of Violations.”
4.4    Administration of the Policy
The Company’s General Counsel shall serve as the compliance officer (the “Compliance Officer”) for the purposes of this Policy, and in his or her absence, the Chief Financial Officer or another employee designated by the Compliance Officer or the Chief Financial Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

4.5    Statement of Policy
It is the policy of the Company that no director, officer, or other employee of the Company or any of its subsidiaries (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is in possession or aware of material nonpublic information relating to the Company may, directly, or indirectly through Family Members and Controlled Entities:

4.5.1    Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” “Bona Fide Gifts,” “Mutual Funds” and, for persons subject to the provisions of Appendix A, “Rule 10b5-1 Plans;”
4.5.2    Recommend the purchase or sale of any Company Securities;
4.5.3    Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company or its customers, suppliers, or business partners; or
4.5.4    Assist anyone engaged in the above activities.
In addition, it is the policy of the Company that no director, officer, or other employee of the Company or any of its subsidiaries (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer, supplier, or business partner of the Company, may trade in that company’s securities until the information becomes public or is no longer material.
There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

4.6     Definition of Material Nonpublic Information
4.6.1    Material Information: Information is considered “material” if a reasonable     investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could reasonably be expected to affect the Company’s stock price, whether it is positive or negative, should be considered “material.” There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. Some examples of information that could, depending on the circumstances, potentially be regarded as material are:
•Significant changes in the Company's prospects;
•Significant write-downs in assets or increases in reserves;
•Developments regarding a significant cybersecurity breach, litigation, or government agency investigations;
•Liquidity problems;
•Changes in earnings estimates or unusual gains or losses in major operations;
•Major changes in management;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Development of a significant new product, process, or service;
•Non-ordinary course borrowings or refinancings;
•Award or loss of a significant contract;
•Changes in debt ratings;
•Proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, joint ventures, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities.
Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, materiality is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

4.6.2    Nonpublic Information: Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. You should not assume that information disclosed solely on the Company’s website (e.g., information on the website that has not been reproduced or cited in any of the sources described above) has necessarily been widely disseminated.
4.6.3    Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second trading day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, during trading hours, you should not trade in Company Securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.
4.6.4    As with questions of materiality, if you are not sure whether information is considered nonpublic, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

4.7    Transactions by Family Members and Others
This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.
4.8    Transactions by Entities That You Influence or Control
This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.
4.9    Transactions Under Company Plans
This Policy does not apply in the case of the following transactions, except as specifically noted:
4.9.1    Stock Option Exercises: This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax-withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
4.9.2    Restricted Stock Awards: This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

4.10    Other Transactions
4.10.1    Bona Fide Gifts: Bona fide gifts are not transactions subject to this Policy. A bona fide gift for the purpose of this Policy occurs when the gift is made to a Covered Person, or Family Member or Controlled Entity covered by this Policy, and when the person making the gift has no reason to believe that the recipient intends to sell the Company Securities while the person making the gift is in possession or aware of material nonpublic information.
4.10.2    Mutual Funds: Transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.
4.11    Post-Termination Transactions
This Policy continues to apply to transactions in Company Securities even after termination of service with the Company. If an individual is in possession or aware of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The Additional Procedures described in Appendix A will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions described in the Additional Procedures that are applicable at the time of the termination of service.
4.12    Consequences of Violations
All transactions in Company Securities acquired pursuant to a Company plan must comply with all applicable provisions of the relevant plan documents, including without limitation, those requiring a plan participant’s adherence with post-employment restrictive covenants (e.g., non-competition, non-solicitation, or confidentiality). Company plan participants should note that the Company reserves the right to (i) review trading activity or status in connection with an assessment of compliance with this Policy and any applicable Company plan document and/or related agreements, (ii) freeze any trading activity in Company Securities by a participant or take any other action permitted under the Company plan document, related agreements and/or applicable law if the Company has a good faith belief that such transaction is related to a potential violation of a Company plan, including any potential violation of a post-employment restrictive covenant, and (iii) cancel any trades if the Company determines a participant violated or intended to violate this Policy, any applicable Company plan document and/or any related agreements.

The purchase or sale of Company Securities while in possession or aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by the federal, state, and foreign securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.
4.13    Company Assistance
Any person who has a question about this Policy, the Additional Procedures, or their application to any proposed transaction may obtain additional guidance from the Compliance Officer, who can be reached by telephone at: ***-***-**** or by email at *****@IQVIA.com.

5.0    [Internal Administrative Matters Omitted]
6.0     [Internal Administrative Matters Omitted]
7.0     [Internal Administrative Matters Omitted]
8.0    [Internal Administrative Matters Omitted]

Appendix A: Additional Procedures

The Company has established these additional procedures (the “Additional Procedures”) in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession or aware of material nonpublic information, and to avoid the appearance of any impropriety. All capitalized terms used in these Additional Procedures and not defined herein shall have the meanings ascribed to them in the Policy.
These Additional Procedures are applicable only to (i) members of the Board of Directors of the Company, (ii) officers (as defined in Rule 16a-1(f)), (iii) the employees and other persons designated by the Compliance Officer as being subject to these Additional Procedures (collectively, “Covered Persons”), and (iv) the Family Members and Controlled Entities of the foregoing. The Compliance Officer maintains a list of all Covered Persons.
Pre-Clearance Procedures

Certain Covered Persons designated by the Compliance Officer, as well as the Family Members and Controlled Entities of such Covered Persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance, in the form attached hereto as Appendix B, should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. Bona fide gifts are considered pre-cleared under this Policy but Covered Persons subject to Section 16 must immediately notify the Compliance Officer of such gifts so that appropriate disclosure can be made.

Before a request for pre-clearance is made, the requestor must carefully consider whether he or she may be in possession or aware of any material nonpublic information about the Company. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.
The Compliance Officer must review the circumstances of the trade, including coordination with any stock repurchase program the Company may have underway. Any approval of the trade by the Compliance Officer must be in writing. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

Transactions that are approved by the Compliance Officer must be effected prior to the beginning of the next Blackout Period (defined below). If the approved transactions are not effected within this time period, the requestor must submit a new request for pre-clearance. However, Covered Persons subject to Section 16 must notify the Compliance Officer immediately of any transaction so that appropriate disclosure can be made.

Quarterly Trading Restrictions

Covered Persons, as well as their Family Members and Controlled Entities, may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a “Blackout Period” that begins on the 26th calendar day of the last month (or next business day thereafter if not occurring on a business day) of each fiscal quarter and ends upon the completion of the second trading day following the public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” that begins upon the start of the third trading day following the public release of the Company’s quarterly earnings and ending on the 25th calendar day of the last month of the next fiscal quarter. A Covered Person who is subject to a quarterly earnings Blackout Period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly Blackout Period. Hardship exceptions may be granted only by the Compliance Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Compliance Officer concludes that the Company’s earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific Blackout Period.
Event-Specific Trading Restriction Periods

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers, and/or employees. So long as the event remains material and nonpublic, Covered Persons designated by the Compliance Officer may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated Covered Persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In those situations, the Compliance Officer may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while in possession or aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.
Exceptions: The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described in this Policy under the headings “Transactions Under Company Plans,” “Bona Fide Gifts” and “Mutual Funds.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”

Restrictions on Specific Transactions

Short-Term Trading: Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any Covered Person who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).
Short Sales: Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)
Publicly-Traded Options: Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a Covered Person is trading based on material nonpublic information and focus that person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, are prohibited. (Option positions arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)
Hedging Transactions: Hedging or monetization transactions are transactions that can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit you to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits you from engaging in such hedging transactions.

Margin Accounts and Pledged Securities: Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is in possession or aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, Covered Persons are prohibited from holding Company Securities in a margin account or otherwise pledging (or hypothecating) Company Securities as collateral for a loan.

Standing and Limit Orders: Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer, or other employee is in possession or aware of material nonpublic information. The Company therefore discourages Covered Persons from placing standing or limit orders on Company Securities. If a Covered Person determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with these Additional Procedures.
Rule 10b5-1 Plans: Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5-1. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”). If the Rule 10b5-1 Plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not in possession or aware of material nonpublic information, must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person must act in good faith for the duration of the Rule 10b5-1 Plan. Additionally, a certification must be included in any Rule 10b5-1 for a director or officer of the Company which includes the representations required by Rule 10b5-1(c)(1)(ii)(C). For directors or officers of the Company, a Rule 10b5-1 Plan should not allow for trades to be executed until the later of (i) 90 calendar days after the date of adoption of the Rule10b5-1 or (ii) two business days following the filing of the Company’s Form 10-Q or Form 10-K, as applicable, relating to the fiscal quarter in which such Rules 10b5-1 Plan was adopted, and in no event later than 120 calendar days after adoption of the Rule 10b5-1 Plan. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any new Rule 10b5-1 Plan or modifications to an existing Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Appendix B: Securities Trading Policy – Covered Person Pre-Clearance Request

[Internal Administrative Matters Omitted]